Exhibit 99.1
RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street,

Netanya 4250407, Israel
__________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. Shareholders:

We cordially invite you to an Extraordinary General Meeting of Shareholders, or the Meeting, to be held at 10:00 a.m. (Israel time) January 15, 2017 at our offices at 7 Giborei Israel Street, Netanya, Israel, for the following purposes:

(1)	To approve amendments to the terms of employment of Mr. Zvika Alon, our former Chief Executive Officer;

(2)	To approve the terms of employment of Mr. Dov Sella, our new Chief Executive Officer;

(3)	To approve the terms of employment of Mr. Yossi Ben Shalom as the Executive Chairman of our Board of Directors; and

(4)	To approve the payment of a commission to Mr. Israel Livnat, a member of our Board of Directors, with respect to certain transactions of the Company.

Shareholders of record at the close of business on December 9, 2016 are entitled to notice of and to vote at the Meeting.   You can vote either by mailing in your proxy or in person by attending the Meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals, except that the approval of proposals 1, 2 and 3 require that the affirmative vote of the Ordinary Shares must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding Ordinary Shares.

This notice is being sent to shareholders in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.  The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is December 12, 2016.

We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the Meeting.  Shareholders may also review the proxy statement on our company’s website at www.rada.com or at our principal executive offices at 7 Giborei Israel Street, Netanya, Israel, upon prior notice and during regular working hours (telephone number: +972- 9-8921111) until the date of the Meeting.

By Order of the Board of Directors, Yossi Ben Shalom Chairman of the Board of Directors

December 9, 2016

ii

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street,

Netanya 4250407, Israel
__________________________

PROXY STATEMENT

2016 ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd. to be voted at the Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on January 15, 2017 at our offices at 7 Giborei Israel Street, Netanya, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting and the enclosed proxy card are being mailed to shareholders on or about December 9, 2016.

Purpose of the 2016 Annual and Extraordinary General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (1) to approve amendments to the terms of employment of Mr. Zvika Alon, our former Chief Executive Officer; (2) to approve the terms of employment of Mr. Dov Sella, our new Chief Executive Officer; (3) to approve the terms of employment of Mr. Yossi Ben Shalom as the Executive Chairman of our Board of Directors; and (4) to approve the payment of a commission with respect to certain future sales to Mr. Israel Livnat, a member of our Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our Ordinary Shares, as of the close of business on December 6, 2016, are entitled to notice of, and to vote in person or by proxy, at the Meeting. As of December 6, 2016, the record date for determination of shareholders entitled to vote at the Meeting, there were 21,246,541 outstanding Ordinary Shares.

•
Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  If within half an hour from the time designated for the adjourned Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each Ordinary Share entitles the holder to one vote upon each of the matters to be presented at the Meeting. For each of Proposals 1, 2, 3 and 4, an affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

In addition, the approval of proposals 1, 2 and 3 require that the affirmative vote of the Ordinary Shares must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding Ordinary Shares.

Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Meeting

We will publish the final results of the matters voted on at the Meeting in a Form 6-K filed with the SEC promptly following the Meeting.  You may obtain a copy of the Form 6-K through either of the following means:

•	reviewing our corporate news and SEC filings at: http://www.rada.com/corp/news.html.

•	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov.

Securities Ownership by Certain Beneficial Owners and Management

The following table sets forth certain information as of December 6, 2016 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding Ordinary Shares, (ii) each director and (iii) all directors and executive officers as a group:
Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership
DBSI Investments Ltd. (2) (3)	19,097,229	65.08%

The Phoenix Insurance Company Ltd (4)	1,904,762	8.97%

Howard P.L. Yeung (5)	1,560,995	7.35%
All directors and executive officers as a group (11 persons)(6)	2,000	*

*              Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary Shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
The number of Ordinary Shares and the percentage of ownership are based on 21,246,502 Ordinary Shares issued and outstanding, and 8,098,408 Ordinary Shares issuable upon exercise of outstanding warrants.

(3)
In accordance with a Schedule 13D/A filed by DBSI on November 23, 2016. Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI Investments Ltd., or DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of the 19,097,229 Ordinary Shares of the Company beneficially owned by DBSI (which includes 2,866,300 ordinary shares issuable upon the conversion of a $3,175,000 convertible loan and 5,232,108 shares issuable upon the exercise of warrants), including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd., or BRYN. Mr. Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (collectively referred to as the Dotan Family). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which the Dotan Family would be entitled by virtue of their shareholdings in BRYN, with the exception of the disposition of such shares. According to the terms of the power of attorney, the members of the Dotan Family are required to give notice of not less than 90 days to (i) revoke the power of attorney, thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.

(4)
The shares of the Phoenix Insurance Company Ltd are partly held by its affiliate, Shotfut-Menayot-Israel-HaPhoenix Amitim Ltd. The address of the Phoenix Insurance Company Ltd. and its affiliate is 53 Derech Hashalom St., Givatayim 53454, Israel.

(5)
Based on a Schedule 13D/A filed by Howard P.L. Yeung on August 8, 2016. Includes 1,560,995 outstanding Ordinary Shares held by an affiliated company of Mr. Yeung. In addition, although not presented on the Schedule 13D/A as an admission of beneficial ownership by Mr. Howard P.L. Yeung, we are including  225,015 Ordinary Shares held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother, Kenneth Yeung. The address of Mr. Yeung is 2202 Kodak House II, 39 Healthy Street, North Point, Hong Kong.

(6)	See Footnote (3) for beneficial ownership of the members of the Dotan Family and Mr. Yossi Ben Shalom.

I. Approval of Amendments to the Terms of Employment of our Former Chief Executive Officer
(Item 1 on the Proxy Card)

Mr. Zvika Alon served in various senior executive positions with the Company since 1999 and as our Chief Executive Officer from  July 2007 until  November 10, 2016, when  our Board of Directors accepted his resignation.

Pursuant to his terms of employment, (a) Mr. Alon had a 60 days' notice period, i.e., will be entitled to compensation for two additional months following resignation; and (b)  Mr. Alon was granted options to purchase 168,750 of our Ordinary Shares, par value NIS 0.03, at an exercise price of $0.90 per Ordinary Share, or the Options. None of these Options had vested as of the date his resignation was accepted by the Board of Directors.

Our Audit Committee (in its capacity as Compensation Committee) and Board of Directors have determined, subject to shareholder approval, to: (a) extend Mr. Alon's notice period for an additional month, i.e., will be entitled to compensation for three additional months following resignation, and (b) accelerate the vesting of 126,563 of the Options as of his resignation date. Pursuant to the terms of our 2015 Share Option Plan, Mr. Alon is eligible to exercise such number of vested Options (or any part thereof) within 90 days of the termination of his employment relationship. The remaining 42,187 of the Options that remained unvested will expire.

Our Audit Committee and Board of Directors have determined that such amendments are in-line with the provisions of our Compensation Policy, are comparable to the terms of employment of chief executive officers of similar companies and reflect appropriate compensation in light of the long term service of Mr. Alon and his contribution to the development of the business of the Company as well as his loyalty and devotion to the Company. Our Audit Committee and Board of Directors have further determined that the above amendments are reasonable and appropriate and are in the best interests of the Company.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

"RESOLVED, that the resolutions of the Audit Committee and our Board of Directors to amend the terms of employment of Mr. Zvika Alon,   as detailed in the proxy statement for the Extraordinary General Shareholders Meeting of January 15, 2017 are hereby approved."

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the approval of the above resolution and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the above resolution do not represent more than 2% of the total voting rights in the company. We may adopt the above amendments to Mr. Alon's terms of employment even if they were not approved by the Shareholders, provided that each of the Compensation Committee and the Board of Directors has re-approved the amendments, and gives detailed reasoning for their determination following a new discussion of the above amendments and taking into account the opposition of the Shareholders.

The Board of Directors recommends a vote FOR the foregoing resolution.

II. Approval of the Terms of Employment of Mr. Dov Sella, our New Chief Executive Officer
(Item 2 on the Proxy Card)

Mr. Dov Sella was appointed as our Chief Executive Officer on November 10, 2016 (the "Effective Date"). Prior to that date and since July 2007, Mr. Sella served as our chief business development officer. Prior thereto and from January 2003, Mr. Sella served as our chief operations officer.

Pursuant to the Israeli Companies Law, arrangements regarding the compensation of a company’s chief executive officer generally must be consistent with the Compensation Policy and further require the approval of the compensation committee, the board of directors and the shareholders, in that order.

The proposed compensation terms of Mr. Sella were approved by both our Audit Committee (in its capacity as our Compensation Committee) and our Board of Directors, taking into account our compensation philosophy and objectives and the provisions of the Compensation Policy, as well as the terms of employment of chief executive officers of similar companies.

The proposed terms of employment of Mr. Sella are in compliance with our Compensation Policy. Below is a summary of the main proposed terms of employment of Mr. Sella:

Base Salary.  As of the Effective Date and during the term of his employment, Mr. Sella will be entitled to a monthly gross base salary of NIS 75,000.

Benefits. Mr. Sella is entitled to certain social benefits and perquisites (including those mandated by applicable law or granted to all senior employees of the Company). Such benefits include 22 working days' vacation in each calendar year, recuperation payments, contributions to the managers' insurance/pension fund (remuneration and severance) and contributions to the education fund. Mr. Sella is also entitled to the use of a company car, a cellular phone and a laptop computer as well as other benefits and perquisites consistent with the Compensation Policy and our guidelines.

Equity –Based Compensation. In addition to the options to purchase 131,250 Shares that were granted to Mr. Sella on June 14, 2016, we will grant additional options to Mr. Sella as follows: (i) options to purchase 68,750 Shares at an exercise price of $1.16 per Ordinary Share that will vest ratably over a period of four (4) years and (ii) options to purchase 150,000 Ordinary Shares at an exercise price of $1.16 per Ordinary Share that will vest immediately in lieu of 99 vacation days that were accrued and redeemable for the benefit of Mr. Sella.

Release, Indemnification and Insurance. As provided by the Compensation Plan and as previously approved by the shareholders, our Company releases all directors and executive officers from liability and provides them with indemnification to  the fullest extent permitted by law and by our Articles of Association. In addition, our directors and executive officers are covered by directors' and officers' liability insurance policies. Mr. Sella has similarly been provided with the above.

Termination Arrangement. Mr. Sella and the Company will each be entitled to terminate the employment agreement, for any reason, by giving ninety (90) days prior written notice of such termination (the "Notice Period"), other than termination for cause that may be immediately effected by the Company. We may waive the services of Mr. Sella during the Notice Period or any part thereof, provided we pay him his base salary and benefits for the balance of the Notice Period.  The Company and Mr. Sella both agreed to be bound by the general settlement authorized by the Labor Minister of Israel as of June, 1998,  pertaining to the payment of funds to pension funds and insurance funds in lieu of severance payments pursuant to Section 14 of the Severance Pay Law, 5723-1963.

It is therefore proposed that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the employment agreement with Mr. Dov Sella in connection with his service as the chief executive officer of the Company, as set forth in the Proxy Statement for the Extraordinary General Meeting of Shareholders of January 15, 2017, to be effective as of November 10, 2016, is hereby ratified and approved.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the resolution do not represent more than 2% of the total voting rights in the company.  We may enter into the employment agreement even if it is not approved by the Shareholders, provided that each of the Compensation Committee and the Board of Directors has re-approved the agreement, and gives detailed reasoning for their determination following a new discussion of the above terms of employment and taking into account the rejection of the employment terms by the shareholders.

III. Approval of the Terms of Employment of Mr. Yossi Ben Shalom as the Executive Chairman of
our Board of Directors and the Payment of Compensation to DBSI Investments Ltd. for his Services
(Item 3 on the Proxy Card)

Mr.  Yossi Ben Shalom has served as the Executive Chairman of our Board of Directors since May 18, 2016. Pursuant to the Israeli Companies Law, any arrangement with a director with respect to his or her compensation as a director as well as with respect to his or her engagement in another position with the company generally must be consistent with the Compensation Policy and must be approved by the compensation committee, the board of directors and the shareholders.

Our Compensation Committee and Board of Directors have approved in addition to the directors' fees to be paid to all of our directors commencing as of January 1, 2017, that the Company will pay DBSI Investments Ltd., or DBSI, (i) an additional monthly payment of NIS 17,500 (approximately $4,600) for time devoted by Mr. Ben Shalom to such position; and (ii) as of the first calendar year in which the Company's consolidated audited financial statement will reflect net income (before taxes), such additional payment will be increased to NIS 35,000 (approximately $9,200).

Our Audit Committee (in its capacity as Compensation Committee) and Board Of Directors believe that such compensation in our best interest and are in line with the compensation philosophy and objectives as set forth in the our Compensation Policy and in compliance with its provisions. Our Compensation Committee and Board of Directors took into account the following considerations in reaching their determinations:

(i)	Mr. Ben Shalom’s qualifications, education, professional experience and achievements;

(ii)	Mr. Ben Shalom's proven and exceptional experience in managing leading Israeli companies is expected to contribute to the development and growth of the Company's business;

(iii)	Mr. Ben Shalom’s position in the Company and the scope of his responsibilities;

(iv)
The global expansion of our business (having worldwide operations and trading on the Nasdaq Stock Market) and the increased complexity of our business, which require extensive attention and creativity; and

(v)
A comparison of the terms of employment of Mr. Ben Shalom to the terms of employment of other executives in the company, as well as the terms of employment of other executive chairmen of equivalent companies (from similar industries, with similar revenues, market value or number of employees in Israel).

It is therefore proposed that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the compensation of Mr. Yossi Ben Shalom in connection with his service as the Executive Chairman of the Board of Directors, as set forth in the Proxy Statement for the Extraordinary General Meeting of Shareholders of January 15, 2017 effective as of January 1, 2017, is hereby ratified and approved."

The Board of Directors recommends a vote FOR the foregoing resolution.

In light of Mr. Ben Shalom's position in DBSI, our controlling shareholder, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the resolution do not represent more than 2% of the total voting rights in the company.

IV. Approve the Payment of Commission to Mr. Israel Livnat, a Member of our Board of
Directors, with respect to Certain Transactions of the Company
(Item 4 on the Proxy Card)

Mr. Israel Livnat has served as a member of our Board of Directors since May 18, 2016. Mr. Livnat has substantial experience in the global defense industry, having served  as President of the Security Group at Nice Systems Ltd, the President and CEO of Elta Systems Ltd. and the head of the MLM division of Israeli Aircraft Industries, where he lead the development of the Arrow weapons system, the Israeli Shavit satellite launcher and other airborne command and control systems. Based on his knowledge of the industry, Mr. Livnat has agreed to seek potential transactions on behalf of the Company.

Under the Israeli Companies Law, an agreement with a director regarding the terms of his or her service in such capacity, or with respect to other services granted by such director, must be approved by the audit committee (in its capacity as compensation committee), the board of directors and the general meeting of shareholders, in that order.

Our Audit Committee (in its capacity as Compensation Committee) and Board of Directors have approved the engagement between the Company and Mr. Livnat, according to which Mr. Livnat will be entitled to receive a commission of 2.5% of the net revenues received by the Company with respect to specific transactions introduced to the Company by Mr. Livnat, subject to a detailed agreement to be entered into by Mr. Livnat and the Company and the prior approval of any such transaction by the Audit Committee and the Company.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, that the commission payable to Mr. Israel Livnat, a director, with respect to certain transactions to be entered into by our Company, as set forth in the Proxy Statement for the Extraordinary General Meeting of Shareholders of January 15, 2017, is hereby approved.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

By Order of the Board of Directors, Yossi Ben Shalom Chairman of the Board of Directors

Dated: December 9, 2016